ANTERIS TECHNOLOGIES GLOBAL CORP.
Toowong Tower, Level 3, Suite 302
9 Sherwood Road
Toowong, QLD 4066
Australia

January 6, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Anteris Technologies Global Corp.
Registration Statement on Form S-3
File No. 333-292565

Ladies and Gentlemen:

Anteris Technologies Global Corp. (the “Company”) respectfully requests under Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 4:00 p.m. Eastern time on January 8, 2026, or as soon thereafter as practicable, or at such later time as the Company or our legal counsel, Jones Day, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Jeremy Cleveland of Jones Day by a telephone call to (650) 687-4173.

Please contact Jeremy Cleveland, of Jones Day, if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

ANTERIS TECHNOLOGIES GLOBAL CORP.

By:	/s/ Wayne Paterson
Name:	Wayne Paterson
Title:	Chief Executive Officer